American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the six months ended June 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2002 and the unaudited Consolidated Financial Statements for the six months ended June 30, 2003.

Description of Business

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow an interested party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

Results of Operations

For the six months ended June 30, 2003, the Corporation had a net loss of $274,171 or nil per share compared with a net loss of $122,609 or nil per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures in the current period which were partially offset by foreign exchange gain of $103,617 which was a combination of a gain on the Corporation’s US dollar denominated debt combined with a loss on the Corporation’s cash balance held in US dollars.

General and administrative expenditures increased from $141,253 in the comparable period to $221,853 which was direct result of increased personnel and consulting fees associated with the Corporation’s increased activity which also contributed to $46,780 in business development related expenditures. Public company expenses also increased from $17,037 to $82,698 as a direct result of increased activity by the Corporation during the period which included investor relation initiatives.

Exploration expenditures increased to $132,993 from $43,606 in the comparable period reflecting increased activity resulting from ongoing project evaluations. The Corporation continues to conduct project evaluations using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Financial Condition, Liquidity and Capital Resources

The Corporation’s working capital as at June 30, 2003 was $2,212,116 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to a private placement of 18,295,454 Common Shares, including corporate finance shares totaling 450,000 Common Shares, for net proceeds of $3,705,710. Additionally, the Corporation received proceeds of $546,724 from share purchase warrant exercises and a further $94,500 from stock option exercises. The increase in working capital was attributable to proceeds from equity related transactions net of repayment of long-term debt of $ 792,408 and development expenditures at Copperstone totaling $1,094,069 for the period then ended.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone project not already owned. Under the

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American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the six months ended June 30, 2003

terms of this agreement the loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. On March 4, 2003 the Corporation satisfied its repayment obligation in 2003 pursuant to this loan agreement.

During 2002 the Corporation resumed underground exploration and development at the Copperstone project, and reached a significant milestone in that program during the period. The underground workings now extend from the northern end of the Open Pit over 1,800 feet to the north to intersect the southern portion of the D-Zone high grade mineralized target. Channel sampling from the underground workings returned multi-ounce assays from the southern portion of the D-Zone, confirming the grades indicated by core holes drilled from surface. These results are currently being followed up with a substantial underground core drilling program planned to convert D-Zone resources to the reserve level and to aid design of further underground workings and future stopes. The total cost of the underground program in the period was $1,027,071 not including site maintenance and camp support for a total cumulative cost of $1,239,093 since the program began.

The Corporation’s objective at Copperstone is to convert the resources to reserves, explore to expand the resources, and develop a significant high grade underground gold mining operation to production. Exploration efforts will focus on expanding the D and C Zones and on drilling the footwall zone, which may represent a mineralized structure parallel to the Copperstone Fault – the primary host of mineralization at Copperstone.

As at June 30, 2003 the Corporation had cash of $3,339,943 compared to $1,630,103 for the comparable period.

In management’s opinion and in view of the Corporation’s current working capital position and project financing by way of the option agreement on both its Gold Bar and Pamlico projects management believes the Corporation has adequate funding for purposes of completing its planned work programs in 2003 while ensuring adequate working capital over the next 15 months.

Outlook

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored that ultimately achieve commercial production. As present, none the Corporation’s properties have a known body of commercial ore. Other risks facing the Corporation include economic risks, permitting, fluctuations in mineral prices, share price volatility and uncertainty as to its ability to complete additional financings to fund its future development and exploration work programs.

The Corporation will continue to focus the majority of its exploration and development activities in the Great Basin and the American Southwest. The Corporation will also continue to use its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest which management views will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital is sufficient for funding its planned development expenditures in 2003 on the Copperstone project and meeting its ongoing obligations as they become due. Additionally, the Corporation has adequate funding in place over a three year period by way of its option agreement on the Gold Bar and Pamlico projects to fund exploration expenditures on these projects.

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